July 16, 2009

DIRECT DIAL: 212.451.2252
EMAIL: KSCHLESINGER@OLSHANLAW.COM

VIA U.S. MAIL AND FACSIMILE

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

RE:	Form 10-K & 10-K/A for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
File No. 1-10104

Dear Mr. Decker:

We represent United Capital Corp. (the “Company”).  We acknowledge receipt of the comment letter of the Securities and Exchange Commission dated July 1, 2009 (the “Commission Letter”) with regard to the above-referenced filings.  We have reviewed the Commission Letter with the Company and the following are its responses to the Commission Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Commission Letter and the comments are reproduced in italicized form below.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 2.  Properties, page 8

1.
If any of the properties discussed in this section are not held in fee or are held subject to any major encumbrance, please identify the properties and describe how they are held.  For example, we note that you mortgaged two of the hotel properties in 2007, as discussed under “Working Capital Practices” on page 3.  Please show us in your supplemental response what the revisions will look like.  See Item 102 of Regulation S-K.

The Company proposes adding additional line items to the first table under “Item 2. -- Properties -- Real Property Held For Rental Or Sale” so that such table will essentially be as follows:  (amounts below are based on December 31, 2008 numbers and will be updated accordingly in future filings).

July 16, 2009

(Dollars in thousands)	Gross Carrying Value	Percentage	Number of Properties Encumbered	Aggregate Value of Encumbrances	Number of Properties
Shopping centers and retail outlets	$69,868	47.0%	1	$1,697	20
Commercial properties	41,694	28.0	3	2,364	84
Day-care centers	5,762	3.9	1	15	9
Hotel properties	27,969	18.8	3	28,787	3
Other	3,503	2.3	--	--	36
	$148,796	100.0%	8	$32,863	152

In addition, two new sentences will be added to “Item 2. -- Properties -- Real Property Held For Rental Or Sale -- Shopping Centers and Retail Outlets” as follows:  “The Company has one shopping center and retail outlet subject to an encumbrance of $1,697,000 at December 31, 2008.  In addition, two such properties are held through long-term ground leases with an aggregate carrying value of $2,574,000.”  Similar sentences will be added to “Item 2. -- Properties -- Real Property Held For Rental Or Sale -- Commercial Properties” and “Item 2. -- Properties -- Real Property Held For Rental Or Sale -- Hotel Properties,” as required.

Controls and Procedures, page 21

Evaluation of Disclosure Controls and Procedures, page 21

2.
We note that your statement that “the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic reports.  However, as disclosed, your evaluation does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  In this regard, please confirm to us, if true, that your disclosure controls and procedures were “effective” to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, please confirm to us, if true, that your disclosure controls and procedures were “effective” without defining them.  Please comply with this comment in future Exchange Act filings.

July 16, 2009

The Company confirms that it will include one of the following disclosures in future filings:  (i) the Company’s disclosure controls and procedures were “effective” to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure or (ii) the Company’s disclosure controls and procedures were effective.

Notes to the Consolidated Financial Statements, page 32

Note 17 - Commitments and Contingencies, page 48

3.
We note that you have received estimates of costs associated with the remediation of two of your facilities from certain environmental experts.  Please revise your disclosure in future filings to identify the third party experts.  Further, it appears that these experts were acting as “experts” as defined under Rule 436 of Regulation C.  Please advise us as to whether you are required to provide the consents of these experts in accordance with Rule 436 of Regulation C.  For example, you would be required to do so if you were incorporating this information into a Securities Act filing.

The Staff is advised that the estimates it received for the remediation of the facilities was from contractors who were providing an estimate of how much it would cost the Company to engage them to remediate the facilities.  The contractors did not provide a valuation of the facilities.  As such, the Company believes that it incorrectly referred to the contractors as experts in its filings.  In addition, the contractors were engaged to help enable management to determine what the cost of remediation would be and ultimately it was management which assessed the cost of remediation.  Disclosure which changes the reference from “expert” to “contractors” and which reflects the statements made in the preceding sentence will be made in future filings.  Accordingly the Company does not believe that any additional disclosure under Rule 436 of Regulation C is required in response to the Staff’s comment.

FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Item 10.  Directors, Executive Officers and Corporate Governance, page 1

4.
We note disclosure in the footnote to the table that you are a “controlled” company under NYSE rules.  Your disclosure does not indicate whether you have elected to avail yourselves of the rules governing “controlled” companies.  Please explain whether you have made this election.  If so, please explain how it impacts your corporate governance and provide appropriate risk factor disclosure.  Please show us in your supplemental response what the revisions will look like.

The Staff is advised that the Company has made an election to be a “controlled” Company pursuant to NYSE Amex listing requirements.  To the extent that the Company continues to make an election that it is a controlled company, the Company will include the following disclosure in future Form 10 K/As and/or Proxy Statements.  “The Company has elected to be a controlled company pursuant to NYSE Amex rules.  The Company is eligible to make this election because A.F. Petrocelli, the Company’s Chairman of the Board, President and Chief Executive Officer beneficially owns more than 50% of the Company’s outstanding stock.  As a result of being a controlled company, the Company is not required to comply with the following corporate governance requirements of the NYSE Amex:  (i) majority of independent directors, (ii) fully independent nominating committee and (iii) fully independent compensation committee.  While the Company currently has a fully independent compensation committee, it does not have a majority of independent directors or a fully independent nominating committee.  As a result, the quality of Board oversight may be reduced as compared with companies which have a fully independent nominating committee and a majority of independent directors and the Company has a greater risk of conflicts of interest without these safeguards.  In addition, the lack of an independent nominating committee increases the possibility that the Company will not have independent directors serving on the Board of Directors.”

July 16, 2009

Executive Compensation, page 2

Employment Agreement, page 3

5.
We note your disclosure regarding the Employment Agreement between Mr. Petrocelli and the Company.  In future filings, please disclose all material terms of this agreement, including but not limited to, any non-disclosure or non-compete obligations.  Please show us in your supplemental response what the revisions will look like.  See Items 402(o)(1) and 402(q)(2) of Regulation S-K.

The Staff is advised that, in addition to the current disclosure concerning Mr. Petrocelli’s employment contract relating to (i) his salary, (ii) determination of bonus and severance and (iii) term of employment, disclosure concerning Mr. Petrocelli’s employment contract will be revised in future filings to include the following:  “Mr. Petrocelli’s employment agreement contains non-competition, non-solicitation and confidentiality provisions which apply for one year after cessation of employment.”  The Company believes that with such additional disclosure, all material terms of Mr. Petrocelli’s employment agreement will be disclosed.

Retirement Benefits, page 5

6.
Please expand the disclosure in the first and second paragraphs to disclose the material terms of each plan, including the amounts vested for each NEO.  Please show us in your supplemental response what the revisions will look like.  See paragraph (1) of Item 402(q) of Regulation S-K.

The Company proposes that the first two paragraphs of Retirement Benefits be revised so that they will essentially read as follows in future filings:

July 16, 2009

Retirement Benefits

The Company through one of its subsidiaries has a noncontributory defined benefit pension plan (the “Pension Plan”) that covers substantially all full-time employees including the NEOs of the Company.  The Company contributed $1,500,000 and $700,000 to the Pension Plan for the years ended December 31, 2008 and 2007, respectively.  Subject to compensation limitations under the Employee Retirement Security Act of 1974 which was $230,000 in 2008, benefits are computed as follows:  For each year of credited service after June 30, 1989, the sum of one percent (1%) of annual compensation, as defined, up to $25,000 plus one and on-half percent (1 ½%) of annual compensation in excess of $25,000.  The Pension Plan provides defined benefits based on years of service and compensation level.  The estimated credited years of service for each of the NEOs is as follows:  Mr. Petrocelli thirty years, Mr. Lamoretti seventeen years, Mr. Miceli twenty years and Mr. Weinbaum seventeen years.  As of December 31, 2008, each of our NEOs are fully-vested in the Pension Plan as follows:  Mr. Petrocelli -- $1,134,000, Mr. Lamoretti -- $29,000, Mr. Miceli -- $57,000, and Mr. Weinbaum -- $31,000.

The Company also has a Supplemental Retirement and Death Benefit Program (the “Supplemental Program”) which was terminated over ten years ago.  All participants at the time retained their benefits under the Supplemental Program.  Messrs. Petrocelli and Miceli are included in this group.  As of December 31, 2008, the net present value of Mr. Petrocelli’s and Mr. Miceli’s benefits under the Supplemental Program were approximately $134,000 and $46,000, respectively.  Under the Supplemental Program, participants, upon death or retirement at the age of 55 or later, receive a supplemental benefit, as defined, in equal quarterly installments over a ten year period, as stated in the plan.  Retirement benefits are proportionally reduced for early retirement prior to age of 65.

Certain Relationships and Related Transactions, page 7

7.
For each related party transaction, please name the related person, disclose the approximate dollar value of the amount involved in the transaction, and disclose the approximate dollar value of the amount of the related person’s interest in the transaction.  Please show us in your supplemental response what the revisions will look like.  See Items 404(a)(1), (a)(3), and (a)(4) of Regulation S-K.

The first two paragraphs of Certain Relationships and Related Transactions will be revised so that in future filings they will essentially read as follows.

The Company has a 50% interest in an unconsolidated limited liability corporation, whose principal assets are two distribution centers leased to Kmart Corporation.  Also participating in this transaction were Mrs. Petrocelli (the wife of Mr. Petrocelli, the Company’s Chairman of the Board, Chief Executive Officer and President), Mr. Penner, a Director of the Company, Ms. Madaleine Berley (the wife of Mr. Penner) and Mr. Lorber, a Director of the Company, who together have approximately an 8% interest in this transaction.  Mr. Petrocelli disclaims beneficial ownership of the participation interest held by his wife and Mr. Penner disclaims beneficial ownership of the participation interest held by his wife.  The Company’s share of income (on a GAAP basis) arising from this investment, accounted for as a leverage lease, was $92,000 in 2008.  Cash distributions from this investment to each of Mrs. Petrocelli, Mr. Penner, Ms. Berley and Mr. Lorber were approximately $36,000, $26,000, $26,000 and $26,000, respectively.  Mrs. Petrocelli, Mr. Penner, Ms. Berley and Mr. Lorber originally invested $275,000, $200,000, $200,000 and $200,000, respectively, in the transaction.

July 16, 2009

Hallman & Lorber Associates, Inc. (“H&L”) provided pension plan services to the Company during its last fiscal year.  The amount paid by the Company to H&L in 2008 was $21,000.  The Company anticipates it will continue such relationship in this fiscal year.  Mr. Lorber, a Director of the Company and Chairman of the Company’s Compensation and Stock Option and Audit Committees, is a consultant to H&L.

The Company believes that all of the other transactions disclosed under “Certain Relationships and Related Transactions, and Director Independence” includes all required disclosure under Items 404(a)(1), (a)(3) and (a)(4) of Regulation S-K.

Item 15.  Exhibits and Financial Statement Schedules, page 9

8.
We note that you have entered into indemnity agreements with certain of your directors.  In this regard, we note the disclosure in the fourth paragraph under “Certain Relationships and Related Transactions” on page 7.  Please file these agreements as exhibits to your Form 10-K.  See Item 601(b)(10) of Regulation S-K.

The Staff is advised that the Company will file as an exhibit in its next Form 10-Q the form of Indemnity Agreement between the Company and certain directors and such filing will be reflected in the exhibit index table in the Company’s next Form 10-K.

9.	Please file the Supplemental Retirement and Death Benefit Program as an exhibit to your Form 10-K. See Item 601(b)(10) of Regulation S-K.

The Staff is advised that the Company will file as an exhibit in its next Form 10-Q the Supplemental Retirement and Death Benefit Program and such filing will be reflected in the exhibit index table in the Company’s next Form 10-K.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 4.  Controls and Procedures, page 17

10.
We note the disclosure in the third paragraph.  Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the quarter ended March 31, 2009 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Please comply with this comment in future Exchange Act filings.  See Item 308(c) of Regulation S-K.

The Staff is advised that the Company had no changes in its internal controls over financial reporting that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.  To the extent that, in the future, the Company does have changes in its internal controls over financial reporting that materially affect or are reasonably likely to materially affect the Company’s internal controls over financial reporting, the Company will disclose such changes in the appropriate periodic report.  Alternatively, the Company will specifically disclose that there have been no changes in its internal controls over financial reporting.

July 16, 2009

We believe that the Company’s responses have fully addressed your questions.  We would be pleased to answer any questions you may have with regard to the responses.  If you have any questions, please call Anthony J. Miceli, the Company’s Vice President, Chief Financial Officer and Secretary at (516) 466-6464 or me at (212) 451-2252.

Sincerely,

/s/ Kenneth Schlesinger

Kenneth Schlesinger

cc:	Anthony J. Miceli

Exhibit A

UNITED CAPITAL CORP.
9 Park Place
Great Neck, New York  11021

July 16, 2009

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 4631
Washington, D.C.  20549

Re:	United Capital Corp.
Form 10-K & 10-K/A for Fiscal Year Ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
File No. 1-10104

Dear Mr. Decker:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated July 1, 2009 (the “Commission Letter”) with regard to the above-referenced filing.  United Capital Corp. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UNITED CAPITAL CORP.

By:	/s/ Anthony J. Miceli
Name:	Anthony J. Miceli
Title:	Vice President, Chief Financial Officer and Secretary